                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                         RULES 13d-1(b) (c) AND (d) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. ___)(1)

                          Panchos Mexican Buffet, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 Per Share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   698304 20 1
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                December 30, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/ /  Rule 13d-1(d)

------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 698304  20  1            13G                       Page 2 of 5 Pages

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Stephen Oyster

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                 5.        SOLE VOTING POWER

           NUMBER OF                                13,998

            SHARES               6.        SHARED VOTING POWER

         BENEFICIALLY                               106,094

         OWNED BY EACH           7.        SOLE DISPOSITIVE POWER

       REPORTING PERSON                             13,998

             WITH                8.        SHARED DISPOSITIVE POWER

                                                   106,094

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  120,092

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.2%

12.      TYPE OF REPORTING PERSON*

                  IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 698304  20  1            13G                       Page 3 of 5 Pages

Item 1(a).   Name of Issuer:

                      Panchos Mexican Buffet, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                      3500 Noble Avenue
                      Fort Worth, Texas  76111-0407

Item 2(a).   Name of Person Filing:

                      See Item 1 on cover page

Item 2(b).   Address of Principal Business Office or, if None, Residence:

                      3825 Lake Austin Boulevard, #401
                      Austin, Texas  78703

Item 2(c).   Citizenship:

                      See Item 4 on cover page

Item 2(d).   Title of Class of Securities:

                      Common Stock, $.10 par value per share

Item 2(e).   CUSIP Number:

                      See cover page

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                (a) / / Broker or dealer registered under Section 15 of the Exchange Act.
                (b) / /  Bank as defined in Section 3(a)(6) of the Exchange Act.
                (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.
                (d) / / Investment company registered under Section 8 of the Investment Company Act.
                (e) / /  An investment adviser in accordance with Rule 13d-1(b)
                         (1)(ii)(E);
                (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act;
                (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 698304  20  1            13G                       Page 4 of 5 Pages

Item 4.        Ownership.

                      Provide the following information regarding the
               aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                      (a)   Amount beneficially owned:

                               See Item 9 on cover page.

                       (b)  Percent of class:

                               See Item 11 on cover page

                       (c)  Number of shares as to which such person has:

                            (i)  Sole power to vote or to direct the vote:
                                 See Item 5 on cover page

                           (ii)  Shared power to vote or to direct the vote:
                                 See Item 6 on cover page

                          (iii) Sole power to dispose or to direct the disposition of: See Item 7 on cover page

                           (iv) Shared power to dispose or to direct the disposition of: See Item 8 on cover page

Item 5.        Ownership of Five Percent or Less of a Class.

                              Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                              Not applicable

Item 8.        Identification and Classification of Members of the Group.

                              Not Applicable

Item 9.        Notice of Dissolution of Group.

                              Not applicable

CUSIP No. 698304  20  1            13G                       Page 5 of 5 Pages

Item 10.       Certifications.

                      By signing below I certify that, to the
               best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issues of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              January 26, 2000
                                -----------------------------------------------
                                                   (Date)

                                             /s/ Stephen Oyster
                                -----------------------------------------------
                                                (Signature)

                                               Stephen Oyster
                                -----------------------------------------------
                                                (Name/Title)